Response Biomedical and 3M Collaborate on Infectious Disease Test

Vancouver, British Columbia, November 29, 2004 – Response Biomedical Corp. (TSX-V: RBM) and 3M Company (NYSE: MMM) through its Medical Division, today announced that the two companies have entered into a co-development agreement whereby 3M will fund the development of a new rapid, point-of-care microbiology test in the area of infection prevention based on Response Biomedical’s RAMP technology. The parties intend to enter into a further supply agreement whereby Response Biomedical will manufacture and 3M will exclusively market a line of microbiology tests.

“3M Medical Division is part of a world class company with an extraordinary ability to develop and commercialize promising new technologies,” states Bill Radvak, President and CEO, Response Biomedical Corp. “This unique combination of technology and expertise in infectious disease testing will help us introduce a broader product portfolio to enhance patient outcomes and improve productivity for physicians and health care providers.”

Conventional diagnosis of infectious diseases is time intensive, and prohibits immediate intervention and early treatment. Clinical infectious disease testing at the point-of-care is expected to improve patient outcomes by enabling physicians to make informed medical decisions rapidly.

About 3M:

3M is a diversified technology company with 2003 sales of more than $18 billion worldwide. 3M Health Care, the largest of seven major 3M businesses, is dedicated to improving the practice, delivery and outcome of care in medical, dental, pharmaceutical, health information and personal care markets. 3M Medical Division, part of the 3M Health Care family, is a leader in medical supplies, with expertise in infection prevention and skin health. For more information, visit www.3M.com.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com